SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      Report on Form 6-K dated May 25, 2004

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Form 20-F  X       Form 40-F
                                   ---                ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes          No  X
                                   ---         ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes          No  X
                                   ---         ---

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934:

                               Yes          No  X
                                   ---         ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

 Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated May 25, 2004, announcing that Tata Technologies, IBM and the Company have joined forces to meet the growing demand for PLM solutions in India.

                  Tata Technologies, IBM and Dassault Systemes
          Join Forces to Meet Growing Demand for PLM Solutions in India

Objective: deliver solutions and services to help Indian manufacturers streamline production processes

Mumbai, India and Paris, France - May 25, 2004 - IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced an agreement with Tata Technologies Limited, India's leading provider of engineering and design services to the automotive and aerospace industries, to expand marketing, sales, and services of their Product Lifecycle Management (PLM) solutions. Under the terms of the agreement, Tata Technologies becomes an IBM Business Partner and a Dassault Systemes Services Provider and Education Partner.

With support and certification from Dassault Systemes, Tata Technologies will create a PLM Competency Center to provide demonstrations, training, technical support, and software application customization of IBM PLM Solutions.

IBM PLM Solutions, comprised of CATIA, ENOVIA and SMARTEAM collaborative product development and data management applications developed by Dassault Systemes, help manufacturers of all types innovate, improve product quality, and reduce both costs and product development times. They also help companies collaborate internally, across geographic boundaries and with suppliers.

As an IBM Business Partner, Tata Technologies will sell and support IBM PLM Solutions to manufacturers throughout India, including Tata Motors and its suppliers.

Tata Technologies will play a key role in transforming the existing manufacturing platform of Tata Technologies' sister company Tata Motors to a collaborative 3D development environment using IBM PLM Solutions that will link all of the company's product, process and resource data, as well as its development and manufacturing teams.

"As the largest user of CATIA in India, this agreement gives Tata Technologies deep access to Dassault Systemes technologies and internals to allow us to provide our customers the most appropriate, advanced and cost effective solutions to meet their increased engineering needs," said Patrick McGoldrick, Managing Director, Tata Technologies. "Our customers are looking to obtain significant savings in time to market by adopting CATIA V5, PLM and knowledge-based engineering."

"Our global customers now have a benchmark by which they can assure themselves of the quality of our engineering and design services," said Jeff Sage, Chief Operating Officer, Tata Technologies. "India's economy is booming and this agreement is an important landmark in our efforts to respond to growing customer demand with the world's most advanced PLM software solutions, best practices, and consulting services."

"By teaming with Tata Technologies, we now give our clients in India, including Tata Motors and its suppliers, greater access to IBM's extensive experience and leadership in implementing integrated PLM solutions," said Raoul van Engelshoven, vice president, IBM Product Lifecycle Management, Asia Pacific.

"Joining forces with India's leading engineering and design services company exemplifies IBM's commitment to delivering world-class solutions and services to all of our global markets. Together, we will help manufacturers in India drive productivity and efficiency and ultimately improve their competitive positioning in the global marketplace," van Engelshoven continued.

"With this strategic agreement, Tata Technologies can offer companies in India the competitive advantage gained using our PLM solutions," said Francis Bernard, Advisor to the President, Dassault Systemes. "Through our Version 5 (V5) Development Service Provider agreement, Dassault Systemes will assist Tata Technologies to fulfill its software customization service activity based on our V5 architecture."

                                       ###

About Tata Technologies Limited
Tata Technologies Limited is India's leader in providing Engineering and Design (E&D) services to the world's largest automotive and aerospace companies. Tata Technologies creates value for its customers by combining state-of-the-art technologies with a real-world understanding of engineering and manufacturing processes, to bring down costs and reduce time to market. Tata Technologies' 1500 engineers and consultants work at customer sites globally or offshore at the Centre for Advanced Engineering & Design (CAE&D), at the Pune InfoTech Park. The company is headquartered in Pune, India with offices in US, Europe and Asia Pacific. For Tata Technologies on the web, visit http://www.tatatechnologies.com

About IBM
IBM is the world's largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of "hardware", "software" and Information Technology services, and pioneered the development and implementation of "e-business" solutions. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in PLM (Product Lifecycle Management) solutions, the Dassault Systemes Group brings value to more than 70,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), ENOVIA(R), DELMIA(R), SMARTEAM(R)), general-use 3D solutions (SolidWorks), and 3D components (ACIS(R)) from Spatial Corp. Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com


Tata Technologies Press  IBM India Press Contact:  IBM Press Contact:        Dassault Systemes Press      Dassault Systemes Investor
Contact:                 Sukanya Ghosh             Jennifer Feller           Contact:                     Contacts:
B. Sidharata             +91-98450 33297           +33 1 41 88 61 89         Anthony Marechal             Emma Rutherford, Harriet
+91-98500 00406                                    jennyfeller@fr.ibm.com    +33 1 55 49 84 21            Keen
                                                                             anthony_marechal@ds-fr.com   Financial Dynamics
                                                                                                          +44 207 831 3113


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              DASSAULT SYSTEMES S.A.


     Date: May 25, 2004                       By:     /s/ Thibault de Tersant
                                                      -----------------------
                                              Name:   Thibault de Tersant
                                              Title:  Executive Vice President,
                                                      Finance and Administration